RECEIVED

08004484

12 August 2008

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Stop 3-2
450 Fifth Street N.W.
Washington D.C. 20549

BY MAIL

United Overseas Land Ltd

SUPPL

Dear Sirs

SUBJECT : RULE 12g3 – 2(b) No. : 82-2180
- ANNOUNCEMENT

We have pleasure in enclosing for your information, a copy each of the Announcement in respect of the unaudited second quarter financial statement and valuation of properties of the Group for 2008.

Please be informed that these Announcements are also available at the website of the Singapore Exchange Limited at **http://www.sgx.com.sg**.

Please acknowledge receipt on the duplicate of this letter. Thank you.

Yours faithfully
for UOL GROUP LIMITED

Yeong Sien Seu
Deputy Company Secretary

PROCESSED
AUG 28 2008
THOMSON REUTERS

enc.

cc: Mr Dennis Chung, The Bank of New York Mellon Corporation
(Fax No. : 012-1-212-571 3050)

K:\gracewong\letter\MEDIA\2nd-quarter results.doc
UOL/3.2.3/(pc/ja)

dw 8/26

UOL Group Limited
Company Registration No. 196300438C

UNAUDITED SECOND QUARTER FINANCIAL STATEMENT

PART I - INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a)(i) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year

		Group					
		Second Quarter Ended 30 June			Six Months Ended 30 June		
	Notes	2008	2007	+ / (-)	2008	2007	+ / (-)
		$'000	$'000	%	$'000	$'000	%
Revenue	A	209,334	201,586	4	371,052	347,324	7
Cost of sales		(94,506)	(92,291)	2	(173,002)	(170,308)	2
Gross profit		114,828	109,295	5	198,050	177,016	12
Other income							
- Miscellaneous		1,540	1,578	(2)	3,204	2,789	15
- Finance income	B	2,539	3,220	(21)	5,855	5,137	14
Expenses							
- Marketing and distribution		(8,359)	(5,102)	64	(13,643)	(9,781)	39
- Administrative		(12,930)	(9,415)	37	(25,496)	(17,950)	42
- Finance		(4,186)	(4,135)	1	(8,909)	(7,558)	18
- Other operating		(15,830)	(15,408)	3	(31,257)	(28,755)	9
Share of profit of associated companies		23,460	11,176	110	33,422	16,486	103
Profit before other gains, fair value gain and income tax		101,062	91,209	11	161,226	137,384	17
Other (loss) / gains	C	(414)	-	n.m.	(414)	38,240	(101)
Fair value gain on investment properties		67,734	274,359	(75)	67,734	274,359	(75)
Profit before income tax	D	168,382	365,568	(54)	228,546	449,983	(49)
Income tax expense	E	(11,469)	(37,647)	(70)	(21,162)	(40,586)	(48)
Net profit		156,913	327,921	(52)	207,384	409,397	(49)
Attributable to:							
Equity holders of the Company		144,964	286,269	(49)	187,815	362,323	(48)
Minority interests		11,949	41,652	(71)	19,569	47,074	(58)
		156,913	327,921	(52)	207,384	409,397	(49)

n.m. : not meaningful

1(a)(ii) Notes to the Income Statement

	Group					
	Second Quarter Ended 30 June			Six Months Ended 30 June		
	2008	2007	+ / (-)	2008	2007	+ / (-)
	$'000	$'000	%	$'000	$'000	%
A Revenue						
Revenue from property development	62,874	61,029	3	106,649	107,930	(1)
Revenue from property investments	30,211	24,640	23	58,589	48,958	20
Gross revenue from hotel operations	85,903	73,616	17	169,613	145,853	16
Revenue from management services	6,532	2,813	132	12,387	5,095	143
Dividend income	23,814	39,488	(40)	23,814	39,488	(40)
	209,334	201,586	4	371,052	347,324	7
B Finance income						
Interest income	1,420	2,351	(40)	3,224	4,199	(23)
Foreign exchange gain (net)	1,119	869	29	2,631	938	180
	2,539	3,220	(21)	5,855	5,137	14
C Other (loss) / gains						
Write-off of loan to an associated company	(414)	-	n.m.	(414)	-	n.m.
Gain on sale of an investment property	-	-	-	-	37,050	(100)
Fair value reserve transferred to income statement on disposal of available-for-sale financial assets	-	-	-	-	1,190	(100)
	(414)	-	n.m.	(414)	38,240	(101)
D Profit before income tax						
Profit before income tax is stated after charging:						
Depreciation and amortisation *	10,177	8,633	18	20,038	17,106	17
E Income tax expense						
Tax expense attributable to profit is made up of:						
Current income tax						
- Singapore	5,169	11,422	(55)	9,529	15,160	(37)
- Foreign	1,691	887	91	4,367	2,233	96
Deferred income tax						
- fair value gain of investment properties	702	22,170	(97)	702	22,170	(97)
- others	3,907	2,876	36	6,564	5,647	16
	11,469	37,355	(69)	21,162	45,210	(53)
Underprovision in preceding financial years						
- Singapore current income tax	-	292	(100)	-	292	(100)
Effect of change in tax rate on deferred taxation	-	-	-	-	(4,916)	100
	11,469	37,647	(70)	21,162	40,586	(48)

n.m. : not meaningful

* *Increase in depreciation and amortisation charges is due to additional depreciation on the recently completed hotel renovation projects and the Pan Pacific Serviced Suites as well as amortisation of newly acquired intangible assets.*

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year

		The Group		The Company	
		30.06.08	31.12.07	30.06.08	31.12.07
		$'000	$'000	$'000	$'000
ASSETS					
Current assets					
Cash and bank balances		184,881	405,707	200	45,818
Trade and other receivables		66,640	80,341	15,934	15,464
Development properties	A	1,014,076	854,039	-	-
Inventories		3,628	3,745	-	-
Available-for-sale financial assets		588,197	599,931	587,740	599,471
Other current assets	B	36,718	25,010	1,486	1,446
Current income tax assets		2,567	335	-	-
		1,896,707	1,969,108	605,360	662,199
Non-current assets					
Trade and other receivables		159,128	153,171	758,389	562,251
Available-for-sale financial assets		710,095	685,979	39,549	39,549
Associated companies		309,070	277,431	112,584	112,584
Subsidiaries		-	-	1,441,671	1,301,487
Investment properties	C	2,371,483	2,284,659	327,000	420,391
Property, plant and equipment	D	1,071,621	696,635	1,249	1,042
Intangibles		38,448	39,225	-	-
Other assets		-	71,096	-	-
Deferred income tax assets		4,196	5,043	-	-
		4,664,041	4,213,239	2,680,442	2,437,304
Total assets		6,560,748	6,182,347	3,285,802	3,099,503
LIABILITIES					
Current liabilities					
Trade and other payables		118,823	135,666	352,803	333,536
Current income tax liabilities		117,163	117,609	77,093	77,863
Bank overdrafts		350	934	44	-
Bank loans		387,293	259,084	368,450	231,100
		623,629	513,293	798,390	642,499
Non-current liabilities					
Bank loans	E	917,898	772,947	-	-
3.34% unsecured fixed rate note due 2012		149,573	149,519	149,573	149,519
Unsecured floating rate note due 2012		99,715	99,678	99,715	99,678
Loans from minority shareholders of subsidiaries		77,541	40,347	-	-
Rental deposits		21,676	21,180	3,338	2,657
Retention monies		6,840	5,862	1,350	1,357
Provision for retirement benefits		2,082	2,035	-	-
Deferred income tax liabilities		210,242	208,360	93,439	97,974
		1,485,567	1,299,928	347,415	351,185
Total liabilities		2,109,196	1,813,221	1,145,805	993,684
NET ASSETS		4,451,552	4,369,126	2,139,997	2,105,819
EQUITY					
Capital & reserves attributable to the equity holders of the Company					
Share capital		1,075,315	1,075,266	1,075,315	1,075,266
Reserves		940,652	939,699	391,451	411,251
Retained earnings		2,000,572	1,932,165	673,231	619,302
		4,016,539	3,947,130	2,139,997	2,105,819
Minority interests		435,013	421,996	-	-
TOTAL EQUITY		4,451,552	4,369,126	2,139,997	2,105,819

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year (cont'd)

Notes to the Balance Sheet

A Development properties

The increase is primarily due to payments for the purchase of a land parcel at Simei Street 4, Singapore.

B Other current assets

The increase relates mainly to deposits paid for the acquisition of the following:
- Spottiswoode Apartment, a freehold property in Singapore; and
- Oakswood Heights, a freehold property in Singapore.

C Investment properties

The increase is primarily due to increase in property values based on the valuation of the Group's principal investment properties on 30 June 2008 by a firm of independent valuers.

D Property, plant and equipment

The increase relates mainly to:
- purchase of land parcel at Upper Pickering Street; and
- the reclassification of a development in Tianjin from development properties to property, plant and equipment.

E Bank loans

The increase in borrowings was mainly due to payments for the purchase of the land parcel in Simei Street 4 and acquisition of property, plant and equipment and investment properties.

1(b)(ii) Aggregate amount of group's borrowings and debt securities

	As At 30.6.08		As At 31.12.07	
	Secured	Unsecured	Secured	Unsecured
	$'000	$'000	$'000	$'000
Amount repayable in one year or less, or on demand	19,059	368,584	16,253	243,767
Amount repayable after one year	826,601	420,772	698,214	366,126

Details of any collaterals

The borrowings are secured by mortgages on the borrowing subsidiaries' investment properties, hotel properties, development properties and/or assignment of all rights and benefits with respect to the properties and/or corporate guarantees from the Company or other group subsidiaries.

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year

Consolidated Cash Flow Statement for the second quarter ended 30 June

	Notes	Group 2nd Qtr 2008 $'000	Group 2nd Qtr 2007 $'000
Cash flows from operating activities			
Net profit		156,913	327,921
Adjustments for:			
Income tax		11,469	37,647
Non-cash items		(12,686)	832
Investment and interest income		(1,420)	(41,835)
Interest expense		4,186	4,135
Fair value gain on investment properties		(67,734)	(274,359)
Operating cash flow before working capital changes		90,728	54,341
Change in operating assets and liabilities			
Receivables		65,172	10,514
Development properties	(i)	(258,328)	2,656
Inventories		(104)	(84)
Rental deposits		1,169	1,619
Payables		9,563	4,902
		(182,528)	19,607
Release of fixed deposits pledged as security		-	2,837
Retirement benefits paid		(66)	-
Income tax paid		(15,498)	(8,365)
Net cash (used in)/ provided by operating activities		(107,364)	68,420
Cash flows from investing activities			
Purchase of available-for-sale financial assets		(7,536)	-
Loans to associated companies		(2,087)	(41,439)
Net proceeds from disposal of property, plant and equipment		85	26
Purchase of property, plant and equipment and investment properties	(ii)	(37,498)	(29,064)
Retention monies withheld		1,216	1,178
Interest received		1,623	2,502
Dividend received		1,360	33,791
Net cash used in investing activities		(42,837)	(33,006)
Cash flows from financing activities			
Proceeds from issue of shares		39	2,342
Net proceeds from issue of shares to minority shareholders of a subsidiary		-	4,162
Redemption of shares to minority shareholders of a subsidiary		-	(14,700)
Proceeds from issuance of unsecured fixed/floating rate notes due 2012		-	250,000
Loans from minority shareholders of subsidiaries		37,747	701
Repayment of loan from minority shareholders of a subsidiary		(944)	(3,360)
Net borrowings	(iii)	252,500	(72,874)
Interest paid		(11,488)	(5,481)
Dividends paid to shareholders of UOL Group Limited		(119,408)	(119,236)
Dividends paid to minority shareholders of subsidiaries		(5,528)	(30,739)
Net cash provided by financing activities		152,918	10,815
Net increase in cash and cash equivalents		2,717	46,229
Cash and cash equivalents at 1 April		181,814	154,729
Cash and cash equivalents at 30 June	(iv)	184,531	200,958

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year (cont'd)

Notes to the Consolidated Cash Flow Statement

i. Development properties

The increase is predominantly due to payment of $177 million for the remaining 75% of the tendered price for the land parcel at Simei Street 4.

ii. Purchase of property, plant and equipment and investment properties

The expenditure for the second quarter 2008 relates mainly to costs incurred for the addition and alteration works to certain of the Group's hotels and retrofitting of Pan Pacific Serviced Suites, a newly redeveloped serviced apartment at Somerset Road, as well as progress payments for the One Residency serviced apartments in Kuala Lumpur, Malaysia.

iii. Net borrowings

The increase in borrowings was used principally for the purchase of the land parcel in Simei, redevelopment of Pan Pacific Serviced Suites and acquisition of property, plant and equipment.

iv. Cash and cash equivalents

For the purposes of the consolidated cash flow statement, the cash and cash equivalents comprise the following:

	The Group	
	30.06.08	30.06.07
	$'000	$'000
Fixed deposits with financial institutions	141,837	169,330
Cash at bank and on hand	43,044	32,234
Cash and bank balances per balance sheet	184,881	201,564
Bank overdrafts	(350)	(606)
Cash and cash equivalents per consolidated cash flow statement	184,531	200,958

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

During the quarter ended 30 June 2008, the issued share capital of the Company was increased as follows:

	Number of Ordinary Shares
Issued capital as at 1 April 2008	796,060,154
Issue of ordinary shares arising from the exercise of:	
2006 Options granted under the UOL 2000 Share Option Scheme	12,000
Issued capital as at 30 June 2008	796,072,154

The following number of ordinary shares may be issued upon the exercise of the subscription rights in full by holders of:

	30.06.08	30.06.07
Options granted under the UOL 2000 Share Option Scheme :		
- 2002 Options during the option period from 27 June 2003 to 26 June 2012 at the exercise price of $1.81 per share	42,000	42,000
- 2003 Options during the option period from 27 June 2004 to 26 June 2013 at the exercise price of $2.05 per share	190,000	190,000
- 2004 Options during the option period from 21 May 2005 to 20 May 2014 at the exercise price of $2.28 per share	222,000	283,000
- 2005 Options during the option period from 9 May 2006 to 8 May 2015 at the exercise price of $2.23 per share	192,000	210,000
- 2006 Options during the option period from 18 May 2007 to 17 May 2016 at the exercise price of $3.21 per share	515,000	708,000
- 2007 Options during the option period from 16 March 2008 to 15 March 2017 at the exercise price of $4.91 per share	1,018,000	1,268,000
- 2008 Options during the option period from 7 March 2009 to 6 March 2018 at the exercise price of $3.68 per share	1,388,000	-
	3,567,000	2,701,000

2 Whether the figures have been audited, or reviewed and in accordance with which standard (e.g. the Singapore Standards on Auditing 910 (Engagements to Review Financial Statements), or an equivalent standard)

The figures have neither been audited nor reviewed by the Company's auditors.

3 Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter)

Not applicable.

4 Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied

The Group has applied the same accounting policies and methods of computation in the financial statements for the current financial period as those of the audited financial statements for the year ended 31 December 2007.

5 If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of the change

Not applicable.

6 Earnings per ordinary share of the group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends

	Group	
	2nd Quarter 2008	2nd Quarter 2007
Earnings per ordinary share for the period		
(i) Based on weighted average number of ordinary shares in issue	cents 18.21	cents 36.01
(ii) On a fully diluted basis	cents 18.21	cents 35.99

Earnings per share is calculated by reference to the weighted average number of ordinary shares in issue during the period.

For the purposes of calculating diluted earnings per share, the weighted average number of shares in issue is adjusted to take into account the dilutive effect arising from the outstanding options granted to employees, where such shares would have been issued at a price lower than market value.

7 Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current period reported on and (b) immediately preceding financial year

	Group		Company	
	30.06.08	31.12.07	30.06.08	31.12.07
Net asset value per ordinary share	$5.05	$4.96	$2.69	$2.65
Net tangible asset backing per ordinary share	$5.00	$4.91	$2.69	$2.65

8 <u>A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. The review must discuss any significant factors that affected the turnover, costs and earnings of the group for the current financial period reported on, including (where applicable) seasonable or cyclical factors. It must also discuss any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.</u>

Group revenue in the second quarter of 2008 increased by $7.7 million or 4% to $209.3 million as compared to $201.6 million in the corresponding period of 2007. The increase in revenue came largely from hotel operations, with improved performance of the Group's hotels in Singapore, Australia and Vietnam. Revenue from property investments also improved due to higher average rental and occupancy rates achieved for the Group's investment properties. The increase in revenue from management services was contributed by the Pan Pacific Hotels & Resorts Pte Ltd which was acquired in July 2007. In the absence of special dividend income and/or lower dividend rates from some quoted available-for-sale financial assets, dividend income has decreased as compared to second quarter of 2007.

Marketing expenses were higher due mainly to expenses incurred for the launch of the sales of the units in the Breeze by the East and Panorama development. The inclusion of marketing and administrative expenses recorded by Pan Pacific Hotels & Resorts Pte Ltd also resulted in an increase in such expenses.

The share of profit of associated companies was higher mainly due to the inclusion of the share of an associated company's fair value gain on investment properties. The increase was also due to higher share of profit from the progressive recognition of income from the sale of units in one north residences and from Aquamarina Hotel Pte Ltd which owns the Marina Mandarin Hotel.

The Group's principal investment properties were valued by a firm of independent valuers on 30 June 2008. Arising therefrom, a fair value gain of $67.7 million was recognised in the income statement in the second quarter of 2008. This represents a decrease of $206.6 million or 75% when compared with the fair value gain of $274.4 million recognised in the corresponding quarter of 2007.

The Group's operating profit before other gains, fair value gain and income tax in the second quarter of 2008 was $101.1 million or an increase of 11% over the comparable pre-tax profit of $91.2 million for second quarter of 2007. In the second quarter of 2008, the Group benefitted from higher income from hotel operations, property development, property investments and associated companies. The Group's pre-tax profit in the second quarter of 2008 was $168.4 million, a decrease of 54% over the pre-tax profit of $365.6 million in the corresponding period of 2007. This decrease was primarily due to lower fair value gain on investment properties. Group attributable profit for second quarter of 2008 decreased by $141.3 million or 49% to $145.0 million from $286.3 million in the corresponding period of 2007.

The Group's operating profit before other gains, fair value gain and income tax for the six months ended 30 June 2008 was $161.2 million or an increase of 17% over the comparable pre-tax profit of $137.4 million achieved in the previous corresponding period. The increase was due mainly to higher income from hotel operations, property investments and associated companies. For the six months ended 30 June 2008, the Group achieved a pre-tax profit of $228.5 million, a decrease of $221.4 million or 49% as compared to the pre-tax profit of $450.0 million in the corresponding period of 2007. Group attributable profit for the six months ended 30 June 2008 decreased by 48% to $187.8 million from $362.3 million in the corresponding period of 2007 due mainly to lower fair value gain on investment properties and absence of gain on sale of an investment property.

9 <u>Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.</u>

Nil.

10 <u>A commentary at the date of this announcement of the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months</u>

The US sub-prime crisis, the tight credit environment and global inflation had lead to a slowdown in global economic growth. Amidst an uncertain economic outlook and a weak share market, buying sentiment in the Singapore residential property market is likely to remain soft and cautious. Rental rates for office space are expected to grow moderately due to limited new supply in the next one year. Notwithstanding the weaker economic outlook, the Group is cautiously optimistic on the outlook of the tourism industry in Singapore and the Asia Pacific region.

11 Dividend

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on?

Name of dividend	:	N.A.
Dividend Type	:	N.A.
Dividend Rate	:	NIL
Par value of shares	:	N.A.
Tax Rate	:	N.A.

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year?

Name of dividend	:	N.A.
Dividend Type	:	N.A.
Dividend Rate	:	NIL
Par value of shares	:	N.A.
Tax Rate	:	N.A.

(c) Date payable : N.A.

(d) Books closure date : N.A.

12 If no dividend has been declared/recommended, a statement to that effect

No dividend has been declared or recommended for the second quarter ended 30 June 2008.

CONFIRMATION BY DIRECTORS

The Board of Directors of the Company hereby confirm that, to the best of their knowledge, nothing has come to the attention of the Board of Directors which may render the unaudited consolidated financial results for the six months/ second quarter ended 30 June 2008 to be false or misleading.

BY ORDER OF THE BOARD

Foo Thiam Fong Wellington
Company Secretary
12 August 2008

UOL Group Limited

Company Registration No. 196300438C

NOTICE OF VALUATION OF REAL ASSETS

Pursuant to Rule 703 of the SGX-ST Listing Manual, the Board of Directors of UOL Group Limited wishes to announce the following valuations in respect of the following properties:

Date of valuation	Name of Valuer	Description of Property	Tenure of Land	Valuation
30/06/2008	DTZ Debenham Tie Leung (SEA) Pte Ltd	Faber House (excluding 1st storey) No. 230 Orchard Road Singapore 238854	Freehold	S$72,000,000
30/06/2008	DTZ Debenham Tie Leung (SEA) Pte Ltd	United Square 101 Thomson Road Singapore 307591	Freehold	S$753,000,000
30/06/2008	DTZ Debenham Tie Leung (SEA) Pte Ltd	Odeon Towers 331 North Bridge Road Singapore 188720	999-Year Lease from 1827	S$326,000,000
30/06/2008	DTZ Debenham Tie Leung (SEA) Pte Ltd	Novena Square 238/A/B Thomson Road (excluding #01-38) Singapore 307683	99-Year Lease from 1997	S$874,050,000
30/06/2008	DTZ Debenham Tie Leung (SEA) Pte Ltd	Pan Pacific Serviced Suites 96 Somerset Road Singapore 238163	Freehold	S$150,000,000

The valuation reports for the above properties are available for inspection at 101 Thomson Road #33-00 United Square, Singapore 307591 during normal business hours for a period of three months from the date hereof.

A separate announcement has been released today by Hotel Plaza Limited (**"Hotel Plaza"**), a listed subsidiary of UOL Group Limited, on the valuation of property held by Hotel Plaza.

Submitted by Foo Thiam Fong Wellington, Company Secretary on 12/08/2008 to the SGX

END